Exhibit 99.1

Mountain Province Diamonds Announces Fourth Quarter and Full Year 2021 Production Results, Preliminary Unaudited Cost Results

A selection of rough and polished diamonds recently recovered from the Company's Gahcho Kué mine

TORONTO and NEW YORK, Jan. 13, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MVPD) (OTCQX: MPVD) today announces production, sales and preliminary unaudited cost results for the fourth quarter and year ended December 31, 2021 ("the Quarter" or "Q4 2021", and "the Year" or "FY21) from the Gahcho Kué Diamond Mine ("GK Mine"). All figures are expressed in Canadian dollars unless otherwise noted.

A selection of rough and polished diamonds recently recovered from the Company’s Gahcho Kué mine (CNW Group/Mountain Province Diamonds Inc.)

Q4 and FY 2021 Summary

  1,511,253 carats recovered during Q4 at an average grade of 1.86 carats per tonne. Full year 2021 production of 6.23 million carats against guidance of 6.30 - 6.50 million carats
  Preliminary unaudited mine level costs on a full year 2021 basis were $61 per carat against guidance of $58-$63 per carat and $123 per tonne treated against guidance of $125-$135 per tonne treated.
  Ore mined on a full year 2021 basis was 3.6 million tonnes against guidance of 3.3 – 3.5 million tonnes. Ore processed on a full year 2021 basis was 3.1 million tonnes against guidance of 3.15 – 3.3 million tonnes.
  The additional ore tonnes mined were predominantly due to modelled waste tonnes representing as ore tonnes, which is positive for both 2021 and the life of the mine.
  The mine continues to manage the COVID-19 impacts to operations through a 100% vaccinated workforce and thorough testing protocols.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"2021 was an excellent year for the Gahcho Kué operations.  Managing through the COVID-19 pandemic to finish 1% below production guidance is testament to the management of the operations.  At the same time to finish with a preliminary cost per tonne about 2% below the bottom end of the cost range is an excellent result.  We end the year with production very close to guidance, lower costs and increased revenue based on a rising demand and strengthening diamond prices, which is a great platform to commence 2022."

Q4 and FY 2021 Diamond Sales

As previously reported, Q4 2021 diamond sales totaled 808,739 carats sold at an average value of $105 per carat (US$83 per carat) for total proceeds of $85.2 million (US$67.5 million) in comparison to 957,120 carats sold at an average value of $84 per carat (US$65 per carat) for total proceeds of $80.2 million (US$61.7 million) in Q4 2020.

During FY 2021, 3,158,418 carats were sold at an average value of $94 per carat (US$75 per carat) for total proceeds of $298.4 million (US$236.9 million) in comparison to 3,329,289 carats sold at an average value of $68 per carat (US$51 per carat) for total proceeds of $227.0 million (US$171.3 million) in FY 2020.

Sentiment in the rough diamond market continues to be buoyant. Strong diamond jewellery sales during the holidays and lower rough diamond supply volumes from the major producers are expected to maintain this positive momentum through to the Company's upcoming January sale.

Medium to longer-term, the Company's outlook for rough diamonds remains positive. Retail diamond jewellery sales in the important US market confirm a growing preference for smaller, lower priced diamonds which align well with the diamond profile of the Gahcho Kué Mine.  The closure of the Argyle diamond mine combined with reduced global rough diamond production is expected to further support prices as demand to replenish inventories of these diamond categories continues.

Q4 and FY 2021 Production Highlights (All figures reported on a 100% basis unless otherwise stated)

  10,812,723 total tonnes mined during the quarter, a 10% increase on comparable period (Q4 2020: 9,796,823). 35,447,014 total tonnes mined during FY 2021, a 1% decrease from comparable period (FY 2020: 35,870,474).
  1,019,671 ore tonnes mined during the quarter, a 21% increase on comparable period (Q4 2020: 840,261). 3,561,417 ore tonnes mined during FY 2021, an 8% increase from comparable period (FY 2020: 3,286,843).
  813,308 ore tonnes treated during the quarter, a 10% increase on comparable period (Q4 2020: 736,138). 3,082,572 ore tonnes treated during FY 2021, a 5% decrease from comparable period (FY 2020: 3,245,941).
  1,511,253 carats recovered during the quarter at an average grade of 1.86 carats per tonne, 1% lower than comparable quarter (Q4 2020: 1,521,617 carats at 2.07). 6,229,042 carats recovered during FY 2021 at an average grade of 2.02 carats per tonne, 4% lower than comparable period (FY 2020: 6,518,261 carats at 2.01).

Q4 and FY 2021 Production Statistics

Q4 2021 Production Figures

	2021 Q4	2020 Q4	YoY Variance
Total tonnes mined (ore and waste)	10,812,723	9,796,823	10%
Ore tonnes mined	1,019,671	840,261	21%
Ore tonnes treated	813,308	736,138	10%
Carats recovered	1,511,253	1,521,617	-1%
Carats recovered (49% share)	740,514	745,592	-1%
Recovered grade (carats per tonne)	1.86	2.07	-10%

FY 2021 Production Figures

	FY 2021	FY 2020	YoY Variance
Total tonnes mined (ore and waste)	35,447,014	35,870,474	-1%
Ore tonnes mined	3,561,417	3,286,843	8%
Ore tonnes treated	3,082,572	3,245,941	-5%
Carats recovered	6,229,042	6,518,261	-4%
Carats recovered (49% share)	3,052,231	3,193,948	-4%
Recovered grade (carats per tonne)	2.02	2.01	1%

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., and Matthew MacPhail, P.Eng, MBA, both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the ability to negotiate and enter into binding documentation, the ability to obtain approval of the parties, regulators and shareholders on terms acceptable to Mountain Province, operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.
Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the negotiating stances taking by the parties, the ability to obtain approval of regulators, parties and shareholders, as may be required, on conditions acceptable to the parties, the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.
These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.
Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, VP Corporate Development & Technical Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 07:01e 13-JAN-22